Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

	Nine Months Ended
	Sept. 30,		Years Ended December 31,
(millions except ratios)	2007	2006	2006	2005	2004	2003	2002

Income from continuing operations before provision for income taxes and minority interest	$989	$672	$920	$808	$733	$960	$676

Less: Earnings from unconsolidated entities under the equity method of accounting	5	3	4	7	34	49	19

Add back fixed charges:

Interest on indebtedness (1)	102	99	129	125	136	101	124

Interest on FIN 48 liabilities	(1)	—	—	—	—	—	—

Interest credited on deposit-type insurance contracts	—	—	—	—	1	—	29

Portion of rents representative of interest factor	54	55	79	71	73	67	59

Income as adjusted	$1,139	$823	$1,124	$997	$909	$1,079	$869

Fixed charges and preferred stock dividends:

Interest on indebtedness (1)	$102	$99	$129	$125	$136	$101	$124

Preferred stock dividends (2)	—	—	—	3	3	61	58

Interest and dividends	102	99	129	128	139	162	182

Interest credited on deposit-type insurance contracts	—	—	—	—	1	—	29

Portion of rents representative of interest factor	54	55	79	71	73	67	59

Total fixed charges and preferred stock dividends	$156	$154	$208	$199	$213	$229	$270

Ratio of earnings to combined fixed charges and preferred stock dividends	7.3	5.3	5.4	5.0	4.3	4.7	3.2

(1)

As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($43 million for both the nine months ended September 30, 2007 and 2006 and $58 million for the years ended December 31, 2006, 2005 and 2004) on these notes payable is reported as part of interest expense on the condensed consolidated statements of income.

(2)	Included in preferred stock dividends are $57 million and $54 million for the years ended December 31, 2003 and 2002, respectively, of pretax distributions on the capital securities.